UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-39117

36Kr Holdings Inc.

(Registrant’s Name)

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

+86 10 8965-0708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

EXPLANATORYNOTE

36Kr Holdings Inc. (the “Company”) is submitting this Amendment No. 1 on Form 6-K/A to amend its original report on Form 6-K, which was filed with the Securities and Exchange Commission on September 12, 2025 (the “Original 6-K”). The purpose of this Amendment is to update the exhibit containing the Company’s Fourth Amended and Restated Memorandum and Articles of Association to the correct version.

Except as described above, the information contained in the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association, effective on September 8, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date: May 19, 2026	By:	/s/ Dagang Feng
	Name:	Dagang Feng
	Title:	Chairman and Chief Executive Officer